NO ACT



DIVISION OF
CORPORATION FINANCE



08042798

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

PE
2-25-08

Received SEC
MAR 18 2008
Washington, DC 20549

March 18, 2008

Bruce M. Gack
Vice President and Assistant General Counsel
The Kroger Co.
Law Department
1014 Vine Street
Cincinnati, OH 45202-1100

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/18/2008

Re: The Kroger Co.
Incoming letter dated February 25, 2008

Dear Mr. Gack:

This is in response to your letter dated February 25, 2008 concerning the shareholder proposal submitted to Kroger by the International Brotherhood of Teamsters General Fund. We also have received letters from the proponent dated March 7, 2008 and March 12, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001



THE KROGER CO. • LAW DEPARTMENT • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
EXECUTIVE VICE PRESIDENT,
SECRETARY AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBER
513-762-4935

WRITER'S DIRECT DIAL NUMBER
513-762-1369

LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
STEPHANIE GEPHARDT
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
CHRISTINE S. WHEATLEY
JEFFERY L. VANWAY
ERICA S. PONTIUS
HILARY VOLLMER
BEAU C. SEFTON
FRANCES A. TUCKER

J. PHILLIPS PUGH, INVESTIGATOR
DOROTHY D. ROBERTS, PARALEGAL
ERIN C. DRISKELL, PARALEGAL
BOBBI J. McFADDEN, PARALEGAL

February 25, 2008

VIA DHL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 Fifth Street, N.E.
Washington, DC 20549

RE: Shareholder Proposal of the General Board of the International Brotherhood of Teamsters General Fund

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 14a-8(j) under the Exchange Act, are the following:

A. Six copies of this letter;

B. Six copies of a letter dated January 14, 2008, from the International Brotherhood of Teamsters (the "Proponent"), along with a shareholder proposal and supporting statement (the "Proposal") (Exhibit A); and

C. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

Kroger intends to make available to shareholders, on or about May 15, 2008, our definitive proxy statement and form of proxy (the "Proxy Materials") in conjunction with our 2008 Annual Meeting. That meeting currently is scheduled to be held on June 26,

2008. Kroger intends to file definitive copies of the Proxy Materials with the Commission at the same time the Proxy Materials are first made available to shareholders.

We believe that the Proposal may properly be omitted from the Proxy Materials pursuant to Rules 14a-8(i)(10), (3) and (7), and Kroger intends to exclude the Proposal from the Proxy Materials. By a copy of this letter to the Proponent, we are notifying the Proponent of our intentions. Please confirm that no enforcement action will be recommended if the Proposal is excluded.

The Proposal

The resolution portion of the Proposal reads as follows: "**RESOLVED**: That the shareholders of The Kroger Company ("Company") request that the Board of Director's Executive Compensation Committee adopt a pay-for-superior-performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:

• Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;
• Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
• Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;
• Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and,
• Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance-vested long-term incentive components to the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance.

Discussion

I. Kroger Has Already Substantially Implemented the Proposal and It May Be Excluded Under Rule 14a-8(i)(10).

The Proposal requests that Kroger's Board of Directors "adopt a pay-for-superior-performance principle" by establishing an executive compensation plan for senior executives.

Rule 14a-8(i)(10) permits the omission of a shareholder proposal from the proxy soliciting materials if "the company has already substantially implemented the proposal." This Rule was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *See* Release No. 34-

12598 (July 7, 1976). The Staff does not require companies to implement every detail of a proposal to warrant exclusion under Rule 14a-8(i)(10). Rather, the standard the Staff has applied in determining if a proposal is substantially implemented is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. *See* Release No. 34-20091 (August 16, 1983) and Texaco, Inc. (March 28, 1991). The Staff has taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. *See* The Kroger Co. (April 11, 2007), The Talbots, Inc. (April 5, 2002), The Gap, Inc. (March 16, 2001) and Kmart Corp. (February 23, 2000). *See also, e.g.*, Xcel Energy, Inc. (February 17, 2004) (where proposal requested an assessment and report regarding reduction of emissions which had already been initiated by the company), Telular Corp. (December 5, 2003); *See also* Cisco Systems, Inc. (March 11, 2003) (where proposal asked the Board to consider executive compensation plan that has already been considered and approved); Intel Corporation (March 11, 2003) (proposal to require shareholder vote on all equity compensation plan amendments excludable where board had adopted resolutions establishing similar policy). Kroger has policies and procedures in place relating to the subject matter of the Proposal and has more than implemented the essential objectives of the Proposal.

We note that during last year's proxy season the Staff declined to grant no action relief to requesting issuers. *See, e.g.*, Wal-Mart Stores, Inc. (March 27, 2007); Avaya Inc. (October 18, 2006). As Rule 14a-8(i)(10) remains a viable basis for exclusion of shareholder proposals, we can only assume that the issuers in those cases, unlike Kroger, were unable to demonstrate substantial implementation. Kroger has substantially implemented this proposal, and has described its implementation in its public disclosures. Detailed below is a discussion of how Kroger has implemented the Proposal; the crux of which is to establish and implement performance-based principles for its executive compensation.

First Element. The Proponent requests that Kroger's executive compensation be measured against peer performance. Kroger's executive compensation package is benchmarked against a peer group of publicly-traded food and drug companies (*See* 2007 proxy statement, at page 18). The Compensation Committee of the Board concluded that cash compensation of the executive officers fell at approximately the median of the peer group, and that long-term compensation of the executive officers fell substantially below the peer group (*See* 2007 proxy statement, at page 18). It is obvious that Kroger has implemented this element, which is intended to reduce the likelihood of excess compensation when compared to peers, by referring to Kroger's performance graph. That graph clearly depicts Kroger's performance exceeding that of its peer group over the last year (*See* 2006 annual report, at page A-4).

Second Element. The Proponent requests that compensation be delivered through performance-based awards. A substantial portion of Kroger's executive compensation, as reflected in Kroger's most recent proxy statement, is performance-based. In particular, Kroger's annual bonus and long-term bonus plans, both of which were approved by shareholders (*See* 2007 proxy statement, at page 43; Kroger's Quarterly Report on Form 10-Q for quarter ended August 18, 2007, at page 31). Equity awards, by their very nature, are performance-based as compensation received by officers is directly related to the performance of Kroger's stock, thereby aligning their interests with those of shareholders. Equity awards, which vest over a relatively long five-year period, are based in part on benchmarking against the peer group (*See* 2007 proxy statement, at page 22). Too, Kroger's share ownership guidelines, which require officers to acquire and hold a minimum dollar value of Kroger stock, substantially reduce the chances that equity awards will be disposed of during an officer's incumbency (*See* 2007 proxy statement, at page 17).

Third Element. The Proponent requests that the compensation plan provide a rationale and weightings for the metrics used. The performance-based cash bonuses are all based on metrics, and the rationale for and metrics used are described in Kroger's proxy statement (*See* 2007 proxy statement, at pages 19-21).

Fourth Element. The Proponent requests that performance targets be established for metrics used. The performance-based cash bonuses are all based on financial targets that are directly tied to Kroger's success (*See* 2007 proxy statement, at pages 19-21).

Fifth Element. The Proponent requests that compensation be limited when performance of selected metrics fails to exceed the median of peer performance. Kroger's executive compensation is directly related to performance; the amount of equity awards are measured against those awarded to the peer group (*See* 2007 proxy statement, at page 22); and Kroger's sales and EBITDA, both of which are financial metrics used to determine cash bonuses, have exceeded those of most of its peers. Kroger believes that requiring performance of these metrics to exceed the median of its peer group performance, however, should be less meaningful to shareholders due to size differentials of the constituent members of the peer group.

For the reasons stated above, there is no further need to submit this matter for a shareholder vote. The Proposal has been substantially implemented and may be excluded based on Rule 14a-8(i)(10).

II. The Proposal is Vague, Indefinite, and Misleading and May Be Excluded Under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits an issuer to exclude a proposal if it violates the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has determined that a proposal is excludable under this rule if it is "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The Kroger Co. (March 19, 2004); Philadelphia Electric Company (July 30, 1992); *see also* Bristol-Myers Squibb Co. (February 1, 1999); Microlog Corporation

(December 22, 1994). Moreover, proposals have been found sufficiently false or misleading where the proponent fails to define key terms or provide guidance on implementation. *See, e.g.*, General Electric Company (January 23, 2003); Fuqua Industries, Inc. (Mar. 12, 1991); NYNEX Corporation (January 12, 1990.

The Proposal is extremely vague. The language of the Proposal that discusses Kroger's incentive plans is so inherently vague and indefinite that neither the shareholders voting on the Proposal or Kroger in implementing the Proposal, if it is adopted, would be able to determine what actions are required. The Proposal uses phrases such as "financial performance metrics," "Company's peer companies," and "exceeds peer group median performance" without explaining what is meant by these terms. These terms are open to numerous interpretations. Without guidance as to what metrics Kroger could use for financial performance criteria and what characteristics Kroger could use to define the peer group, Kroger and its shareholders may have vastly different interpretations of the Proposal and its implementation. The Proposal also indicates that compensation should be received only when the Kroger's performance exceeds its peer group's median performance, but it is not clear how this would be implemented when more than one performance measure is used, or if the performance measures chosen are not comparable among all peers. For example, some awards may utilize several measures and the payment may be based on an average score, a proportionate amount per measure or some other method. The Proposal has already been substantially implemented by the Company and, without further explanation, the shareholders and the Company will be unable to determine what changes to the Company's incentive plans the Proposal requires. The Proposal should be excludable because it is so inherently vague and indefinite that Kroger would not know how to implement it if passed.

III. The Proposal Deals with the Ordinary Business Operations and May Be Excluded Under Rule 14a-8(i)(7).

The specific terms of the performance-based compensation plan relate to Kroger's ordinary business operations. The Proponent is attempting to dictate these ordinary business operations and the Proposal may be excluded based on Rule 14a-8(i)(7). This Rule allows a company to exclude a shareholder proposal from its proxy materials "if the proposal deals with a matter relating to the company's ordinary course of business operations." The excludability of a proposal under the "ordinary business" standard must be determined on a case-by-case basis based primarily on the nature of the proposal and whether, as a practical matter, the matter in issue could be subject to direct shareholder oversight. *See* Release No. 34-40018 (May 21, 1998). The Staff has also made it clear that a proposal may be excluded pursuant to Rule 14a-(8)(i)(7) if the proposal seeks to "micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment," listing as an example a situation in which a proposal "seeks intricate detail." *See* Release No. 34-40018 (May 21, 1998). "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to stockholder oversight." *See* Release No. 34-40018 (May 21, 1998). If the

Proposal was successful, as a practical matter, it would lead to active shareholder oversight of our specific terms of the performance-based compensation principles already adopted and in place at Kroger. Through this Proposal the Proponent seeks to micro-manage the company by probing too deeply into matters of a complex nature. The specific method of implementing and measuring "pay-for-superior performance principles" is up to the discretion of Kroger's management.

The Staff has concurred that when a company has already addressed the topic of a proposal, and the proposal called for extensive additional detail, the proposal could be excluded under Rule14a-8(i)(7), based on the grounds that the proposal related to the company's ordinary business operations (i.e. "the specific method of preparation and the specific information to be included in a highly detailed report"). *See* Ford Motor Co. (March 7, 2005); General Motors Corp. (March 30, 2005); Ford Motor Co. (March 2, 2004). The same reasoning applies in our situation. Kroger has already adopted pay-for-superior-performance principles and has publicly disclosed those principles. The Proponent seeks to mandate the components. Therefore, the Proposal should be excluded based on Rule 14a-8(i)(7) because the degree of oversight involved falls within Kroger's ordinary business operations.

Conclusion

We respectfully urge that the Staff determine that the Proposal may be omitted from the Proxy Materials because (i) it already has been substantially implemented by Kroger, (ii) the Proposal is vague, indefinite, and misleading, and (iii) the Proposal deals with the ordinary business operations of Kroger. If you disagree with the conclusions contained in this request, I would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Please call me at (513) 762-1482 if you require additional information or wish to discuss this submission further.

Very truly yours,



Bruce M. Gack

encl.

cc. Jamie Carroll, Teamsters

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001


INTERNATIONAL BROTHERHOOD OF TEAMSTERS

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

January 14, 2008

BY FACSIMILE: 513.762.4197
BY UPS NEXT DAY

Mr. Paul W. Heldman, Secretary
The Kroger Company
1014 Vine Street
Cincinnati, OH 45202

Dear Mr. Heldman:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2008 Annual Meeting.

The General Fund has owned 185 shares of The Kroger Company continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to Jamie Carroll of the Capital Strategies Department at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jc
Enclosures

RESOLVED: That the shareholders of The Kroger Company ("Company") request that the Board of Director's Executive Compensation Committee adopt a pay-for-superior-performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:

- Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;
- Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
- Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;
- Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and,
- Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance.

SUPPORTING STATEMENT: As long-term shareholders, we believe it is imperative that executive compensation plans for senior executives be designed and implemented to promote long-term corporate value. The pay-for-performance concept has received considerable attention and support from investors, yet all too often executive pay plans provide generous compensation for average or below average performance when measured against peer performance. We believe the failure to tie executive compensation to superior corporate performance has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value.

We believe a strong pay and performance nexus will be established when:

- reasonable incentive compensation target pay levels are established;
- strategically selected financial performance goals are set relative to the performance of peer companies; and,
- incentive payments are awarded only when median peer performance is exceeded.

We believe our Company's Plan fails to promote the pay-for-superior-performance principle in several important ways. Our analysis of The Kroger Company executive compensation plan reveals the following features that do not promote the pay-for-superior-performance principle:

- Target performance levels for annual incentive plan metrics are not disclosed.
- The target performance levels for the annual incentive plan metrics are not peer group related.
- The annual incentive plan provides for below target payout.
- The percentage breakdown of the long-term compensation components is not disclosed.
- Options vest ratably over 5 years.
- Target performance levels for the performance-based long-term cash bonus plan metrics are not disclosed and are not peer group related.

We believe a plan designed to reward superior corporate performance relative to peer companies will help focus senior executives on building sustainable long-term corporate value.

We urge shareholders to vote **YES** for this proposal.

From: Carroll Jamie [mailto:JCarroll@teamster.org]
Sent: Friday, March 07, 2008 10:11 AM
To: CFLETTERS
Subject: Letter of Response

Dear Sir or Madam:

I am writing to inform the Office of Chief Counsel of the Division of Corporation Finance that a letter of response is forthcoming from the Teamsters General Fund regarding The Kroger Company's no-action request letter (dated February 25, 2008), with respect to a proposal submitted by the Fund for inclusion in Kroger's 2008 proxy materials.

Sincerely,

Jamie Carroll
Program Manager- Capital Strategies Dept.
Int. Brotherhood of Teamsters
25 Louisiana Ave., NW
Washington, DC 20001
ph- 202.624.8990
c- 202.498.2530
f- 202.624.6833

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001



C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

March 12, 2008

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: The Kroger Company's No-action Request Regarding Shareholder Proposal Submitted by the Teamsters General Fund

Dear Sir or Madam:

By letter dated February 25, 2008 (the "No-Action Request"), The Kroger Company ("Kroger" or "Company") asked that the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamsters General Fund (the "Fund") from Kroger's proxy materials to be sent to shareholders in connection with the 2008 annual meeting of shareholders (the "2008 Annual Meeting").

The Proposal requests that Kroger adopt a pay-for-superior-performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:

- Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;
- Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
- Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;

- Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and,
- Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance.

Kroger contends that it is entitled to exclude the Proposal in reliance on Rules 14a-8(i)(10), (3) and (7).

We believe that Kroger should not be permitted to exclude the Proposal from its 2008 proxy materials pursuant to the aforementioned rules for the reasons set forth below:

BASES FOR INCLUSION

I. Kroger Has Not Substantially Implemented the Proposal

Kroger argues that it has substantially implemented the Proposal and should, therefore, be allowed to exclude the resolution under Rule 14a-8(i)(10). In fact, Kroger claims that it "has more than implemented the essential objectives of the Proposal," asserting that the crux of the Proposal "is to establish and implement performance-based principles for its executive compensation." (emphasis added)

In stating that the crux of the Proposal is the establishment of "performance-based principles" for executive pay, Kroger misunderstands the fundamental core of the Proposal—linking executive compensation to *superior* corporate performance *relative to peer companies*. The Proposal's resolved clause clearly states that it seeks the establishment of an executive pay plan based on a pay-for-*superior*-performance principle, and the majority of the Proposal's key elements and supporting statement make clear that the Proposal requests corporate performance to be measured and rewarded relative to peer company performance. As a whole, the Proposal and its supporting statement is focused entirely on the creation of a new and more stringent standard of corporate performance that would ensure that senior executives are awarded incentive payments only when median peer performance is exceeded.

With this critical clarification regarding the Proposal's essential aim, and for reasons we will further elucidate below, we believe it is apparent that Kroger's policies and practices do not meet the Proposal's pay-for-superior-performance model.

A. Kroger Has Not Implemented the First Element of the Proposal—Setting Compensation Targets At or Below the Peer Group Median

According to Kroger, in the first element of the Proposal we request "that Kroger's executive compensation be measured against peer performance." The Company claims that it is "obvious that Kroger has implemented this element" and explains that it benchmarks its executive compensation package against a peer group of publicly-traded food and drug companies. Kroger further argues that the Compensation Committee has concluded that "the cash compensation of the executive officers fell at approximately the median of the peer group" and the "long-term compensation of the executive officers fell substantially below the peer group."

First of all, the first element of the Proposal does not request that the Company's executive compensation simply be "measured against peer performance," as Kroger suggests, but rather specifically requests that Kroger "set compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median." This distinction is critical to the Proposal's core aim because setting pay targets at or below the peer median will ensure that such targets are set at reasonable levels and (when applied in conjunction with the Proposal's other elements) that executive pay exceeds that of the peer group median only when warranted by relative superior performance.

Secondly, Kroger's argument that its executive officers' pay *fell* at or below the peer group median is irrelevant because the point is that the Company does not *set incentive compensation targets* at or below the peer group median, as requested by the Proposal. Kroger's 2007 Proxy Statement (to which the No-Action Request refers) states that the Compensation Committee "concluded in 2005 that when comparing total compensation of the named executive officers to that of the peer group: cash compensation for the named executive officers as a group fell approximately at the median; and long-term compensation for the named executive officers fell substantially below the median." The fact that pay levels happened to fall at or below the median in a particular year is quite possibly coincidental and not the result of implementing a policy for compensation targets at or below the peer group median.

B. Kroger Has Not Implemented the Second Element of the Proposal—Delivering a Majority of Long-Term Compensation Through Performance-Vested Equity Awards

Kroger claims that the Proposal's second element "requests that compensation be delivered through performance-based awards," and argues that "a substantial portion of Kroger's executive compensation . . . is performance-based."

Here again Kroger misconstrues the language of the Proposal. The second element of the Proposal does not request that compensation merely "be delivered through performance-based awards." It specifically asks that Kroger deliver "a majority of the Plan's target long-term compensation *through performance-vested, not simply time-vested*, equity awards." (Emphasis added) By having awards vest according to specific performance goals, this element of the pay-for-superior-performance model ensures that executives are rewarded for continued superior performance over the long-term.

Kroger does not deliver a majority of its long-term compensation through performance-vested equity awards—rather, it delivers a majority of its long-term compensation through time-vested awards. Kroger's most recent proxy statement explains that during 2006 the Company "began reducing the number of stock options granted and increasing the number of shares of restricted stock awards" resulting in a "change in Kroger's broad-based equity program from predominantly stock options to a mixture of options and restricted shares." According to the Company's 2007 Proxy Statement, all of the stock options and restricted shares that Kroger awarded to named executive officers in 2006 vest over time—not according to the achievement of performance goals.

Kroger argues, "Equity awards, by their very nature, are performance-based as compensation received by officers is directly related to the performance of Kroger's stock, thereby aligning their interests with those of shareholders." This reflects a fundamental difference between how the Fund and Kroger believe equity awards function in terms of their ability to encourage superior performance. The Fund, along with a vast number of institutional shareholders, considers most time-vesting equity awards to be a giveaway. For example, when an executive receives time-vesting restricted shares, that compensation is not at risk in any way—no matter what the value of the shares, the executive receives the equity merely through continued employment. Time-vesting equity pay rewards tenure—not superior corporate performance.

Furthermore, while equity value increases when the Company has strong corporate performance, it may also increase with general market trends. By structuring equity awards to vest according to performance goals, the Proposal would ensure that executives are rewarded for achieving specific goals that are important to the Company's long-term success, and are not rewarded for market fluctuations unrelated to their actual performance.

C. Kroger Has Not Implemented the Third Element of the Proposal—Providing the Strategic Rationale and Relative Weightings of the Performance Metrics Used in the Company's Incentive Plans

The third element of the Proposal asks that Kroger provide "the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan."

According to Kroger's 2007 proxy statement, the Company's annual and long-term incentive compensation includes annual cash bonuses, long-term cash bonuses, and equity awards that include stock options and time-vesting restricted stock. Of all of these executive awards, the relative weighting of performance metrics is provided for only one—the annual cash bonus. In fact, outside of the annual cash bonus plan, Kroger fails to clearly disclose any performance metrics at all, let alone disclose their relative weights. Furthermore, the Company does not provide the strategic rationale for any of the performance metrics it uses for these incentive awards.

Specifically, regarding the Company's annual cash bonus, pages 20 and 21 of Kroger's 2007 proxy statement list the relative weightings of the performance metrics used, stating: "In 2006, thirty percent of bonus was earned based on an identical sales target; thirty percent was based on a target for EBITDA; thirty percent was based on set of measures for implementation and results under our strategic plan; and ten percent was based on the performance of new capital projects compared to their budgets." However, there is no discussion of the strategic rationale underpinning these metrics.

For the remainder of the Company's incentive awards, Kroger is remarkably vague concerning the performance metrics used. For example, regarding the long-term cash bonus awards, Kroger states: "Bonuses are earned based on the extent to which Kroger is successful in: improving its performance in four key categories, based on results of customer surveys; and reducing total operating costs as a percentage of sales, excluding fuel." The Company does not disclose the "four key categories" it is using, nor does it disclose the relative weightings of these metrics and the strategic rationale driving them.

The Company is even less clear regarding the performance metrics used for equity awards. It states: "The Committee considers several factors in determining the amount of options and restricted shares awarded to the named executive officers," including: "The compensation consultant's benchmarking report regarding equity-based and other long-term compensation awarded by our competitors; the officer's level in the organization and the internal relationship of equity-based awards within Kroger; individual performance; and, the recommendation of the CEO, for all named executive officers other than in the case of the CEO." While we appreciate that the Company considers the pay practices of its competitors and that it considers the officer's level in the organization, these listed factors do not offer shareholders meaningful information regarding the actual performance metrics used. The Company fails to expand upon what "Individual performance" includes in terms of specific financial or non-financial goals. Without further disclosure of the actual performance metrics, their relative weightings and strategic rationale, it is unclear how (or whether) Kroger ties these awards to superior performance.

D. Kroger Has Not Implemented the Fourth Element of the Proposal—Establishing Performance Targets Relative to the Performance of Peer Companies

In the No-Action Request, regarding the fourth element of the Proposal, Kroger states: "The Proponent requests that performance targets be established for metrics used. The performance-based cash bonuses are all based on financial targets that are directly tied to Kroger's success."

Again Kroger completely misconstrues the language of the Proposal. The fourth element of the Proposal does not ask that the Company establish performance targets; rather, it requests that Kroger establish performance targets for each financial metric relative to the performance of the Company's peer companies. This element is critical to the Proposal's core aim: linking executive compensation to *superior* corporate performance *relative to peer companies*.

Kroger does not even begin to implement this element of the Proposal. First of all, in order to establish performance targets for each financial metric relative to peer performance, Kroger would have to first establish specific financial metrics for its incentives awards. As noted in section I.C, it is unclear whether Kroger has specific financial metrics for any incentive award other than the annual cash bonus. Although Kroger lists the specific financial metrics used for annual cash bonuses, it does not disclose the performance targets for these metrics. For example, the 2007 proxy statement says that "the Committee reviewed Kroger's performance against the identical sales, EBITDA, strategic plan and capital projects objectives" and, after making one adjustment to reduce the bonuses, determined that the named executive officers "earned 141.118% of their bonus potentials." Kroger does not disclose what the actual objectives were and whether they are related to peer performance.

Regarding the equity awards, Kroger does state that it considers "the compensation consultant's benchmarking report regarding equity-based and other long-term compensation awarded by our competitors." However, it appears that Kroger only considers the size of the equity awards at its peer companies. While we appreciate that consideration, it has nothing to do with linking awards to the *performance* of peer companies. Kroger has not established any performance targets for financial metrics relative to the performance of its peer companies.

E. Kroger Has Not Implemented the Fifth Element of the Proposal—Limiting Incentive Payments to When the Company Outperforms Its Peers

The fifth element of the Proposal is the heart of the Proposal. It asks that Kroger limit payment of annual and performance-vested long-term incentive components to when the Company's performance on its selected financial performance metrics exceeds the peer group median performance. While the first four elements establish compensation structure that links executive pay to peer-relative corporate performance, this final element ensures that incentive awards are earned through superior performance relative to peers.

Kroger states that its executive compensation "is directly related to performance," noting that "the amount of equity awards are measured against those awarded to the peer group." As we argue in Section I.D, measuring the *size* of equity awards against the peer group is important, but it does not link equity awards to the *performance* of peer companies.

Kroger also says it "believes that requiring performance of these metrics to exceed the median of its peer group performance, however, should be less meaningful to shareholders due to size differentials of the constituent members of the peer group." We believe this argument belongs in the statement of opposition and does not constitute a basis for exclusion of the Proposal.

The Staff has rejected arguments much like the ones Kroger advances regarding its claim that the Company has substantially implemented the Proposal. In *Wal-Mart Stores, Inc.* (avail. March 27, 2007) and *Avaya Inc.* (avail. Oct. 18, 2006), the Staff refused to issue determinations that a proposal similar to the Proposal could be excluded under Rule 14a-8(i)(10). There, as here, the companies argued that they had substantially implemented proposals regarding establishing a pay-for-superior-performance standard.

II. The Proposal Is Clear, Precise, and Does Not Mislead Shareholders

Citing Rule 14a-8(i)(3), Kroger argues that the Proposal "is so inherently vague and indefinite that neither the shareholders voting on the Proposal or Kroger in implementing the Proposal, if it is adopted, would be able to determine what actions are required." Kroger cites the terms and phrases "financial performance metrics," "Company's peer companies," and "exceeds peer group median performance" as examples of the Proposal's "extremely vague" language, claiming that "These terms are open to numerous interpretations." According to Kroger, "Without guidance as to what metrics Kroger could use for financial performance criteria and what characteristics Kroger could use to define the peer group, Kroger and its shareholders may have vastly different interpretations of the Proposal and its implementation." Kroger further argues: "The Proposal also indicates that compensation should be received only when the Kroger's performance exceeds its peer group's median performance, but it is not clear how this would be implemented when more than one performance measure is used, or if the performance measures chosen are not comparable among all peers."

First of all, the Proposal is clear and precise regarding what actions would be required of Kroger if the Proposal is adopted. The Proposal's five elements lay out five specific actions that the Compensation Committee should take: (1) set compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median; (2) deliver a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards; (3) provide the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan; (4) establish performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and (5) limit payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance. We believe that the Proposal's core objective, and the specific steps necessary for achieving that objective, are clear and understandable.

While Kroger argues about the fact that the Proposal does not offer guidance as to what metrics Kroger should use for financial performance criteria and what characteristics it should use to define the peer group, we have purposefully left those details to the discretion of the Compensation Committee. We believe that by reserving for the Committee the important roles of defining the financial performance metrics, defining the peer group, and determining how to best implement the Proposal when more than one performance measure is used or when the performance measures chosen are not comparable among all peers, the Proposal avoids any attempts at "micromanagement." (Securities Exchange Act Release No. 34-40018, May 21, 1998).

The Staff has rejected arguments much like the one Kroger advances here. In *Avaya Inc.* (available Oct. 18, 2006) and *Xcel Energy Inc.* (available March 30, 2007), the Staff refused to issue a determination that a proposal similar to the Proposal could be excluded under Rule 14a-8(i)(3). There, as here, the companies argued that an executive compensation proposal was vague and misleading because it did not instruct the companies as to how to define financial performance metrics or peer groups.

III. There Is No Merit to Kroger's Claim That the Proposal Deals with Ordinary Business Operations

Kroger argues that the Proposal "seeks to micromanage the company by probing too deeply into matters of a complex nature," further attesting that "The specific method of implementing and measuring 'pay-for-superior performance principles' is up to the discretion of Kroger's management."

First of all, for over 15 years the Staff has consistently taken the position that shareholder proposals that relate exclusively to the compensation of "senior executives" may not be omitted in reliance upon rule 14a-8(i)(7). The Staff has repeatedly stated that "it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business." See *Reebok International Ltd.* (available Jan. 16, 1992); *Battle Mountain Gold Company* (available Feb. 13, 1992); *Eastman Kodak* (available Feb. 13, 1992); *International Business Machines Corp.* (available Feb. 13, 1992); and *Sprint Corp.* (available March 9, 1993). As the Staff declared in *Xerox Corporation* (available March 25, 1993):

> The Commission continues to regard issues affecting CEO and other senior executive and director compensation as unique decisions affecting the nature of the relationships among shareholders, those who run the corporation on their behalf and the directors who are responsible for overseeing management performance. Consequently, unlike proposals relating to the rank and file workforce, proposals concerning senior executive and director compensation are viewed by the Commission as inherently outside the scope of normal or routine practices in the running of the Company's operations.

The Proposal is related exclusively to the compensation of "senior executives."

Secondly, as noted in Section II, the Proposal purposefully leaves certain important details and roles to the discretion of the Compensation Committee to avoid micromanaging the Company.

Finally, Kroger states that the Staff "has concurred that when a company has already addressed the topic of a proposal, and the proposal called for extensive additional detail, the proposal could be excluded under Rule 14a-8(i)(7), based on the ground that the proposal related to the Company's ordinary business operations (that is, 'the specific method of preparation and the specific information to be included in a highly detailed report')."

The Proposal does not attempt to dictate "the specific method of preparation and the specific information to be included in a highly detailed report," nor does it call for additional detail on a topic already addressed by the Company. The Proposal calls for Kroger to adopt a new and rigorous senior executive compensation standard. As explained in Section I, Kroger's compensation policies and practices—which fail to link executive pay to superior, peer-related corporate performance—do not even approximate a pay-for-superior-performance principle.

IV. Conclusion

For the foregoing reasons, the Proponent respectfully requests that the Division not issue the determination requested by Kroger.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact Jamie Carroll, IBT Program Manager, at (202) 624-8990.

Sincerely,



C. Thomas Keegel
General Secretary-Treasurer

CTK/jc

cc: Bruce M. Gack, Vice President and Assistant General Counsel, The Kroger Company
Paul W. Heldman, Executive Vice President, Secretary and General Counsel, The Kroger Company

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 18, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Kroger Co.
Incoming letter dated February 25, 2008

The proposal requests that the board's executive compensation committee adopt a pay-for-superior-performance principle by establishing an executive compensation plan for senior executives that includes elements set forth in the proposal.

We are unable to concur in your view that Kroger may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Kroger may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Kroger may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Kroger may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Kroger may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Kroger may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Greg Belliston
Special Counsel

END